                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 7)



                             Global Crossing Limited
   -------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Shares, par value $.01 per share
   -------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G3921A175
   -------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Pek Siok Lan
                  c/o Singapore Technologies Telemedia Pte Ltd
                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6723 8668
                            Facsimile: (65) 6720 7277

                                     Copy to

                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171
   -------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 December, 2004
   -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. G3921A175                                           Page 2 of 10 Pages
--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    Temasek Holdings (Private) Limited
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source Of Funds

    AF;SC
--------------------------------------------------------------------------------
5   Check If Disclosure Of Legal Proceedings Is Required Pursuant
    To Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship Or Place Of Organization

    Singapore
--------------------------------------------------------------------------------
                7   Sole Voting Power
  NUMBER OF
                    13,730
   SHARES      -----------------------------------------------------------------
                8   Shared Voting Power
BENEFICIALLY
                    38,040,860(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   Sole Dispositive Power
  REPORTING
                    13,730
   PERSON      -----------------------------------------------------------------
               10   Shared Dispositive Power
    WITH
                    38,040,860(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     38,040,860(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes
     Certain Shares                                                          [ ]


--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

     71.20%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 13,440,860 common shares issuable upon conversion of $250,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                  SCHEDULE 13D

CUSIP No. G3921A175                                           Page 3 of 10 Pages
--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    Singapore Technologies Telemedia Pte Ltd
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source Of Funds

    AF;SC
--------------------------------------------------------------------------------
5   Check If Disclosure Of Legal Proceedings Is Required Pursuant
    To Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship Or Place Of Organization

    Singapore
--------------------------------------------------------------------------------
                7   Sole Voting Power
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   Shared Voting Power
BENEFICIALLY
                    38,040,860(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   Sole Dispositive Power
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   Shared Dispositive Power
    WITH
                    38,040,860(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     38,040,860(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes
     Certain Shares                                                          [ ]


--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

     71.20%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 13,440,860 common shares issuable upon conversion of $250,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                  SCHEDULE 13D

CUSIP No. G3921A175                                           Page 4 of 10 Pages
--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    STT Communications Ltd.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source Of Funds

    AF;SC
--------------------------------------------------------------------------------
5   Check If Disclosure Of Legal Proceedings Is Required Pursuant
    To Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship Or Place Of Organization

    Singapore
--------------------------------------------------------------------------------
                7   Sole Voting Power
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   Shared Voting Power
BENEFICIALLY
                    31,320,430(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   Sole Dispositive Power
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   Shared Dispositive Power
    WITH
                    31,320,430(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     31,320,430(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes
     Certain Shares                                                          [ ]


--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

     67.00%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 6,720,430 common shares issuable upon conversion of $125,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008 held by STT Crossing Ltd.

                                  SCHEDULE 13D

CUSIP No. G3921A175                                           Page 5 of 10 Pages
--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    STT Crossing Ltd
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source Of Funds

    AF;SC
--------------------------------------------------------------------------------
5   Check If Disclosure Of Legal Proceedings Is Required Pursuant
    To Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship Or Place Of Organization

    Mauritius
--------------------------------------------------------------------------------
                7   Sole Voting Power
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   Shared Voting Power
BENEFICIALLY
                    31,320,430(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   Sole Dispositive Power
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   Shared Dispositive Power
    WITH
                    31,320,430(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     31,320,430(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes
     Certain Shares                                                          [ ]


--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

     67.00%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 6,720,430 common shares issuable upon conversion of $125,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008 held by STT Crossing Ltd.

                                  SCHEDULE 13D

CUSIP No. G3921A175                                           Page 6 of 10 Pages
--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    STT Hungary Liquidity Management Limited Liability Company
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC Use Only


--------------------------------------------------------------------------------
4   Source Of Funds

    SC
--------------------------------------------------------------------------------
5   Check If Disclosure Of Legal Proceedings Is Required Pursuant
    To Items 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   Citizenship Or Place Of Organization

    Hungary
--------------------------------------------------------------------------------
                7   Sole Voting Power
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   Shared Voting Power
BENEFICIALLY
                    6,720,430(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   Sole Dispositive Power
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   Shared Dispositive Power
    WITH
                    6,720,430(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

     6,720,430(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes
     Certain Shares                                                          [ ]


--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

     23.40%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

     CO
--------------------------------------------------------------------------------
(1) Represents the number of the Issuer's common shares issuable upon conversion of $125,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008 held by STT Hungary Liquidity Management Limited Liability Company.

                                                              Page 7 of 10 Pages


This Amendment No. 7 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd ("STT") with the Securities and Exchange Commission ("SEC") on December 19, 2003, as amended by Amendment No. 1 to the
Schedule 13D filed by STT with the SEC on January 12, 2004, Amendment No. 2 to the Schedule 13D filed by STT with the SEC on May 26, 2004, Amendment No. 3 to the Schedule 13D filed by STT with the SEC on October 14, 2004, Amendment No. 4 to the Schedule 13D filed by STT with the SEC on November 18, 2004, Amendment No. 5 to the Schedule 13D filed by STT with the SEC on December 21, 2004 and Amendment No. 6 to the Schedule 13D filed by STT with the SEC on December 30, 2004 (as amended, the "Statement"), with respect to the common shares, par value $.01 per share (the "Common Shares"), of Global Crossing Limited, a company organized under the laws of Bermuda (the "Issuer"), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety to read as follows:

(a) - (b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Shares beneficially owned by STT Comm, STT Crossing and STT Hungary. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Shares.

In addition to the share amounts detailed herein, Temasek may be deemed to beneficially own 13,730 additional Common Shares of the Issuer, which are owned beneficially and of record by Temasek's wholly-owned subsidiary, Fullerton (Private) Limited.

STT, through its ownership of STT Comm, STT Crossing and STT Hungary, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 38,040,860 Common Shares (which comprises 6,600,000 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 13,440,860 Common Shares that may be acquired upon conversion of the $250,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008 held in equal parts by STT Crossing and STT Hungary), or 71.2% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 31,320,430 Common Shares (which comprises 6,600,000 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 6,720,430 Common Shares that may be acquired upon conversion of the $125,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008 held by STT Crossing), or 67.0% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.

                                                              Page 8 of 10 Pages

STT Crossing is the beneficial owner of 31,320,430 Common Shares (which comprises 6,600,000 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 6,720,430 Common Shares that may be acquired upon conversion of the $125,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008 held by STT Crossing), or 67.0% of the outstanding Common Shares, and has shared power over the voting and disposition of such Shares.

STT Hungary is the beneficial owner of 6,720,430 Common Shares, or 23.40% of the outstanding Common Shares, and has shared power of the voting and disposition of such Shares.

(c) Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer (as set forth in Schedule A) of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d)  Not applicable.

(e) In connection with an internal restructuring that was completed on December 31, 2004, the shares of STT previously owned by STPL were transferred to Temasek with effect from December 31, 2004, and STPL ceased to be a Reporting Person from December 31, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended to include the following paragraphs:

          On December 18, 2004, STT Comm entered into a loan agreement. In connection with the loan agreement, STT Crossing has agreed to pledge certain securities, including 6,600,000 Common Shares and 5,000,000 Preferred Shares of the Issuer, to secure the funds borrowed under the loan agreement. The pledge is subject to customary default provisions. The description of the pledge in this Statement is qualified in its entirety by reference to the Pledge of Shares Agreement, dated as of December 18, 2004 (the "Pledge of Shares Agreement"), a copy of which appears as an exhibit to this Statement.

          Also in connection with the loan agreement, STT granted the lender a put option with respect to the shares of the Issuer which are pledged pursuant to the Pledge of Shares Agreement. The option may be exercised by the lender at any time after the lender elects to exercise its rights under the Pledge of Shares Agreement. Upon exercise of the option, STT will be required to purchase such shares from the lender at the purchase price set forth in the Put Option Agreement dated as of December 18, 2004 (the "Put Option Agreement"). The put option expires upon full satisfaction of STT Comm's obligations under the loan agreement. The description of the put option in this Statement is qualified in its entirety by reference to the Put Option Agreement, a copy of which appears as an exhibit to this Statement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

1. Pledge of Shares Agreement, dated as of December 18, 2004, between STT Crossing Ltd and United Overseas Bank Limited.

2. Put Option Agreement, dated as of December 18, 2004, between United Overseas Bank Limited and Singapore Technologies Telemedia Pte Ltd.

                                                              Page 9 of 10 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2005

                                     TEMASEK HOLDINGS (PRIVATE) LIMITED


                                     By /s/ Lena Chia Yue Joo
                                        ----------------------------------------
                                     Name: Lena Chia Yue Joo
                                     Title: Managing Director, Legal/Secretariat



                                     SINGAPORE TECHNOLOGIES TELEMEDIA
                                     PTE LTD


                                     By /s/ Pek Siok Lan
                                        ----------------------------------------
                                     Name: Pek Siok Lan
                                     Title: Company Secretary



                                     STT COMMUNICATIONS LTD


                                     By /s/ Pek Siok Lan
                                        ----------------------------------------
                                     Name: Pek Siok Lan
                                     Title: Company Secretary



                                     STT CROSSING LTD


                                     By /s/ Pek Siok Lan
                                        ----------------------------------------
                                     Name: Pek Siok Lan
                                     Title: Director



                                     STT HUNGARY LIQUIDITY MANAGEMENT
                                     LIMITED LIABILITY COMPANY


                                     By /s/ Jean F.H.P. Mandeville
                                        ----------------------------------------
                                     Name: Jean F.H.P. Mandeville
                                     Title: Managing Director


                                     By /s/ Nandor Olasz
                                        ----------------------------------------
                                     Name: Nandor Olasz
                                     Title: Managing Director

                                                             Page 10 of 10 Pages

                                  EXHIBIT INDEX

1. Pledge of Shares Agreement, dated as of December 18, 2004, between STT Crossing Ltd and United Overseas Bank Limited.

2. Put Option Agreement, dated as of December 18, 2004, between United Overseas Bank Limited and Singapore Technologies Telemedia Pte Ltd.